February 23, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	LabStyle Innovations Corp. (CIK: 0001533998)
Registration Statement No. 333-209002 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), H.C. Wainwright & Co., LLC and Joseph Gunnar & Co., LLC, as representatives of the underwriters, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time, February 25, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from February 17-23, 2016, we, acting on behalf of the several underwriters, distributed as many electronic copies of the Preliminary Prospectus, dated February 16, 2016, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

By:	H.C. WAINWRIGHT & CO., LLC	By:	Joseph Gunnar & Co., LLC

	By: /s/ Mark W. Viklund		By: /s/ Eric Lord
	Name: Mark W. Viklund		Name: Eric Lord
	Title: Chief Executive Officer		Title: Head of Investment Banking/Underwritings